Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-289821

Prospectus Supplement No. 1

(To Prospectus dated September 2, 2025)

BOLT PROJECTS HOLDINGS, INC.

This prospectus supplement updates, amends and supplements the prospectus dated August 22, 2025 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-289821). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained in our Current Reports on Form 8-K, filed with the Securities and Exchange Commission (“SEC”) on September 15, 2025 and October 2, 2025, which are set forth below, respectively.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

INVESTING IN OUR SECURITIES INVOLVES CERTAIN RISKS. SEE “RISK FACTORS” BEGINNING ON PAGE 6 OF THE PROSPECTUS.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 3, 2025

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 12, 2025

Bolt Projects Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-40223	86-1256660
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2261 Market Street, Suite 5447 San Francisco, CA	94114
(Address of principal executive offices)	(Zip Code)

(415) 325-5912

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.0001 per share	BSLK	The Nasdaq Stock Market LLC
Warrants, each 20 whole warrants exercisable for one share of Common stock at an exercise price of $230.00	BSLKW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (Sec.230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (Sec.240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

Equity Purchase Agreement

On September 12, 2025, Bolt Projects Holdings, Inc. (the “Company”) entered into an equity purchase agreement (the “Purchase Agreement”) with Ascent Partners Fund LLC, a Delaware limited liability company (the “Investor”) relating to an equity line of credit facility (the “ELOC”). Pursuant to the Purchase Agreement, the Company will have the right from time to time at its option to sell to the Investor up to $20.0 million of the Company’s common stock, par value $0.0001 per share (“Common Stock”), subject to certain customary conditions and limitations set forth in the Purchase Agreement, including that (i) the Investor shall not be obligated to purchase or acquire any shares of Common Stock that would result in its beneficial ownership exceeding 9.99% of the Company’s then-outstanding voting power and (ii) the Investor shall not be obligated to purchase shares of Common Stock if the volume weighted average price for the Common Stock on an Advance Notice Date (as defined in the Purchase Agreement) is less than $1.00 (the “Floor Price”).

Pursuant to the Purchase Agreement, the Company will have the right, but not the obligation, to direct the Investor to purchase shares of Common Stock at its sole discretion from time to time until the earlier of (i) the first day of the month following the 36-month period after the effective date of a registration statement registering the resale of the Common Stock sold to the Investor pursuant to the Purchase Agreement and (ii) $20.0 million of Common Stock have been sold to the Investor pursuant to the Purchase Agreement. To initiate a purchase, the Company must deliver written notice to the Investor before trading begins on any trading day. The purchase price of the shares (the “Share Price”) will be determined based on the timing and conditions of an advance notice (each, an “Advance Notice”). If an Advance Notice is received before 8:01 a.m. Eastern Time on a trading day and the amount is between $25,000 and $500,000, the price will be 96% of the lowest volume-weighted average price in the ten trading days immediately preceding the delivery of the notice, provided, that if such closing of the Advance Notice happens and 96% of the lowest daily VWAP in the 10 trading days following such closing is lower than such Share Price, then the Company shall issue additional shares of Common Stock to the Investor so that the total number of shares of Common Stock received by the Investor is equal to the number of shares of Common Stock it would have received for the aggregate purchase price paid at such closing for such shares if the shares of Common Stock had been valued at such lower price. Alternatively, if the notice is received between 8:01 a.m. and 9:15 a.m. Eastern Time on a trading day, and the pre-market stock price is at least 150% of the prior day’s closing price, the notice amount must not exceed $5.0 million. In this case, the Share Price will be the lesser of: (i) the average of the daily volume-weighted average price of the Common Stock on the trading day before the notice is delivered and the volume-weighted average price on the day of the notice, or (ii) 96% of the lowest daily volume-weighted average price over the trading days required for the Investor to fully sell the shares underlying the notice.

Sales of Common Stock to the Investor under the Purchase Agreement, and the timing of any sales, will be determined by the Company from time to time in its sole discretion and will depend on a variety of factors, including, among other things, market conditions, the trading price of shares of Common Stock and determinations by the Company regarding the use of proceeds of such sales. The net proceeds from any sales under the Purchase Agreement will depend on the frequency with, and prices at, which the shares of Common Stock are sold to the Investor. The Company expects to use the proceeds from any sales under the Purchase Agreement for working capital and general corporate purposes.

Under the terms of the Purchase Agreement, the Company has agreed not to engage in any other “at the market offering” or “equity line of credit” transaction during the term of the Purchase Agreement.

As consideration for the Investor’s irrevocable commitment to purchase the shares of Common Stock upon the terms and subject to the satisfaction of the conditions set forth in the Purchase Agreement, the Company agreed to issue 85,588 shares of Common Stock to the Investor (the “Upfront Commitment Shares”).

The Company has the right to terminate the Purchase Agreement at any time after Commencement, at no cost or penalty, upon five trading days’ prior written notice. No termination of the Purchase Agreement will alter or otherwise affect the Company’s obligations under the Registration Rights Agreement. The Investor has the right to terminate the Purchase Agreement upon ten trading days’ prior written notice to the Company of an occurrence of a material and uncured breach or default by the Company, and, if such breach or default is capable of being cured, such breach or default is not cured within fifteen trading days after notice of such breach or default is delivered to the Company.

The Purchase Agreement contains customary representations, warranties, conditions and indemnification obligations by each party. The representations, warranties and covenants contained in the Purchase Agreement were made only for purposes of the Purchase Agreement and as of specific dates, were solely for the benefit of the parties to such agreements and are subject to certain important limitations. The foregoing description of the Purchase Agreement is subject to and qualified in its entirety by reference to the full text of the Purchase Agreement, a copy of which is included as Exhibit 10.1 hereto, and the terms of which are incorporated herein by reference.

Registration Rights Agreement

In connection with the Company’s entry into the Purchase Agreement, the Company also entered into a registration rights agreement with the Investor (the “Registration Rights Agreement”), pursuant to which the Company agreed to register for resale, pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), the shares of Common Stock that may be sold to the Investor under the ELOC and the Upfront Commitment Shares.

The foregoing description of the Registration Rights Agreement is subject to and qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is included as Exhibit 10.2 hereto, and the terms of which are incorporated herein by reference.

Item 3.02. Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K is incorporated by reference herein. The issuance of the Upfront Commitment Shares and the shares of Common Stock the Company may sell under the Purchase Agreement will initially be made pursuant to Section 4(a)(2) under the Securities Act in reliance on representations made by the Investor to the Company in the Purchase Agreement. Based on the Floor Price currently in the Purchase Agreement, the Company estimates that the maximum number of shares of Common Stock issuable pursuant to the Purchase Agreement is 20,000,000 shares, though the actual number of shares issued pursuant to the Purchase Agreement will depend on whether and when the Company utilizes the ELOC.

Item 9.01 Financial Statements and Exhibits.

(d)Exhibits.

Exhibit No.	Description
10.1*	Equity Purchase Agreement, dated September 12, 2025, by and among the Registrant and Ascent Partners Fund LLC
10.2*	Registration Rights Agreement, dated September 12, 2025, by and among the Registrant and Ascent Partners Fund LLC
104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document

*	Certain of the schedules and attachments to this exhibit have been omitted pursuant to Regulation S-K, Item 601(a)(5). The registrant hereby undertakes to provide further information regarding such omitted materials to the Commission upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BOLT PROJECTS HOLDINGS, INC.

Date: September 15, 2025	By:	/s/ Daniel Widmaier
	Name:	Daniel Widmaier
	Title:	Chief Executive Officer

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 30, 2025

Bolt Projects Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-40223	86-1256660
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2261 Market Street, Suite 5447 San Francisco, CA	94114
(Address of principal executive offices)	(Zip Code)

(415) 325-5912

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.0001 per share	BSLK	The Nasdaq Stock Market LLC
Warrants, each 20 whole warrants exercisable for one share of Common stock at an exercise price of $230.00	BSLKW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (Sec.230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (Sec.240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.01 Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

As previously reported, on August 12, 2025, Bolt Projects Holdings, Inc. (the “Company”) received a letter from the Nasdaq Stock Market (“Nasdaq”) stating that, as a result of the Company’s continued non-compliance with the minimum market value of listed securities requirement as set forth in Nasdaq Listing Rule 5450(b)(2)(A) (“MVLS”) and with the minimum market value of publicly held shares requirement as set forth in Nasdaq Listing Rule 5450(b)(2)(C) (“MVPHS”), its securities would be delisted from Nasdaq unless the Company appeals the delisting determination by requesting a hearing before the Nasdaq Hearings Panel (the “Panel”). The Company made a timely request for a hearing before the Panel to appeal the delisting determination.

On September 30, 2025, the Company received written notification from the Panel (the “Determination Letter”) granting the Company’s request for an extension to regain compliance with Nasdaq’s listing standards based on the compliance plan presented at the Company’s hearing before the Panel. As part of that plan, the Company presented a timeline of achieving compliance by December 31, 2025, which date is within the Panel’s authority under Nasdaq Listing Rule 5815 to grant an extension of up to 180 days. Pursuant to the Determination Letter, the Company is to gain compliance with the minimum equity standard requirement under Nasdaq Listing Rule 5550(b)(1) (the “Equity Rule”) in lieu of regaining compliance with Nasdaq’s MVLS and MVPHS listing rules and is to phase down to the Nasdaq Capital Market. The Company intends to satisfy these requirements and demonstrate compliance with the Equity Rule within the current extension period or, if appropriate, to request a further extension from the Panel, with any such further extension subject to the Panel’s discretion.

The Company is undertaking measures to regain compliance within the extension period, however, there can be no assurance that the Company will ultimately regain compliance with the Equity Rule or be able to maintain compliance with all other applicable requirements for continued listing on the Nasdaq. The Company’s failure to meet these requirements could result in the Company’s securities being delisted from the Nasdaq. The Company may request a further extension within which to remain compliance with the Equity Rule, however, any extension and the length of any such extension are within the Panel’s discretion.

Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements in this Current Report on Form 8-K that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding the Company’s intent to regain compliance with the Equity Rule, its plan to request an extension of time to regain compliance and any extension of time granted by the Panel. The words “believe,” “may,” “will,” “estimate,” “potential,” “continue,” “anticipate,” “intend,” “expect,” “could,” “would,” “project,” “plan,” “target,” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees and involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from what is expressed or implied by the forward-looking statements, including, but not limited to those factors discussed in under the section entitled “Risk Factors” in the Company’s prospectus on Form 424(b)(3) filed with the Securities and Exchange Commission on September 30, 2025, as any such factors may be updated from time to time in the Company’s other filings with the SEC, which are accessible on the SEC’s website at www.sec.gov and the Company’s investor relations site at boltprojectsholdings.com. Forward-looking statements speak only as of the date they are made and, except as may be required under applicable law, the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BOLT PROJECTS HOLDINGS, INC.

Date: October 2, 2025	By:	/s/ Daniel Widmaier
	Name:	Daniel Widmaier
	Title:	Chief Executive Officer